Exhibit 3
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 20 December 2006 it acquired 150,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 684.214438p per share.